SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Homestore, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options Under:

Homestore.com, Inc. 1999 Stock Incentive Plan
Move.com, Inc. 2000 Stock Incentive Plan
1997 Stock Incentive Plan of Cendant Corporation
Cendant Corporation Move.com Group 1999 Stock Option Plan
The Hessel 2000 Stock Option Plan
Homewrite Incorporated 2000 Equity Incentive Plan
Springstreet 1997 Stock Option Plan
to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

437852 10 6

(CUSIP Number of Class of Securities)

W. Michael Long

Chief Executive Officer
Homestore, Inc.
30700 Russell Ranch Road
Westlake Village, California 91362
(805) 557-2300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Walter S. Lowry

Senior Vice President, General Counsel and Secretary
Homestore, Inc.
30700 Russell Ranch Road
Westlake Village, California 91362
(805) 557-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$886,514	$82

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 4,953,282 shares of common stock of Homestore, Inc., having an aggregate value of $886,514 as of July 17, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐ third-party tender offer subject to Rule 14d-1.

    ☒ issuer tender offer subject to Rule 13e-4.

    ☐ going-private transaction subject to Rule 13e-3.

    ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:     ☐

Item 1.     Summary Term Sheet

      The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated July 26, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.     Subject Company Information

      (a) The name of the issuer is Homestore, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 30700 Russell Ranch Road, Westlake Village, California 91362. The Company’s telephone number is (805) 557-2300. The information set forth in the Offer to Exchange Section 9 (“Information Concerning Homestore”) is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees and directors as of the expiration of the Offer (as hereinafter defined) to exchange all of their outstanding options (the “Old Option(s)”) granted (or assumed) between August 5, 1999 and December 31, 2001 under the Homestore.com, Inc. 1999 Stock Incentive Plan (the “Homestore 1999 Plan”), the Move.com, Inc. 2000 Stock Incentive Plan, the 1997 Stock Incentive Plan of Cendant Corporation, Cendant Corporation Move.com Group 1999 Stock Option Plan, The Hessel 2000 Stock Option Plan, the Homewrite Incorporated 2000 Equity Incentive Plan or the Springstreet 1997 Stock Option Plan (collectively, the “Plans”) to purchase shares of Company Common Stock, par value $0.001 per share (the “Common Stock”) for new options (the “New Option(s)”) to purchase shares of Company Common Stock on the terms and subject to the conditions set forth in the Offer to Exchange.

      In accordance with the Offer to Exchange, the number of shares subject to New Options to be issued in respect of Old Options exchanged in the Offer will equal 10% of the number of shares subject to the Old Options, subject to adjustments for any stock splits, stock dividends and similar events; provided, however, that shares of Common Stock subject to Old Options that are not in round lots of ten shares shall be rounded up to the nearest lot of ten for purposes of calculating the number of New Options to be issued (e.g., if an employee exchanges 24 existing option shares, that number will be rounded up to 30 and he or she will receive New Options to purchase three shares of Common Stock). The New Options will be issued upon the terms and subject to the conditions described in the Offer to Exchange and the related letter of transmittal (the “Letter of Transmittal,” and together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), the form of which is attached hereto as Exhibit (a)(2). The New Options will be granted after the first meeting of the Compensation Committee of the Company’s Board of Directors occurring at least six months and one day after the closing of the Offer to Exchange (the “Replacement Grant Date”), but no later than 30 days after such six month and one day date. The exercise price of the New Options will equal the closing sale price of the Common Stock as reported on the Nasdaq National Market on the date on which the New Options are granted (or such other public trading system upon which the Common Stock is then traded). If there is no active market for the Common Stock on the Replacement Grant Date, the exercise price will be the fair market value of the Common Stock on the Replacement Grant Date as determined by the Company’s Board of Directors in good faith at the first meeting practicable after six months and one day from the expiration of the Offer. The New Options will vest in equal monthly proportions over a three-year period beginning on the date of the grant. As of June 30, 2002, the aggregate number of Old Options outstanding under the Plans was 4,953,282. Those individuals that have been issued, or to whom the Company intends to issue, options anytime after January 24, 2002 through the Replacement Grant Date are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person

      (a) The information set forth under Item 2(a) above is incorporated herein by reference. Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements concerning the Options”), which controls information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

Item 4.     Terms of the Transaction

      (a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

      (b) Those individuals that have been issued, or to whom the Company intends to issue, options anytime after January 24, 2002 through the Replacement Grant Date are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 5.     Past Contracts, Transactions, Negotiations and Agreements

      (e) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals

      (a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration

      (a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

Item 8.     Interest in Securities of the Subject Company

      (a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 9.     Persons/ Assets, Retained, Employed, Compensated or Used

      (a) Not applicable.

Item 10.     Financial Statements

      (a) The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Homestore”) and Section 16 (“Additional Information”), and of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 is incorporated herein by reference.

Item 11.     Additional Information

      (a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

      (b) Not applicable.

Item 12.     Exhibits

(a)(1)	Offer to Exchange, dated July 26, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Letter to Eligible Option Holders.
(a)(4)	Form of Letter to Eligible Option Holders to be Included with Letter of Transmittal.
(a)(5)	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 3, 2002 (incorporated herein by reference).
(a)(6)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 (incorporated herein by reference).
(b)	Not applicable.
(d)	The Company’s 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.18 of the Form S-1 (File No. 333-79689) filed with the Securities and Exchange Commission on May 28, 1999).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: July 26, 2002

HOMESTORE, INC.

By:	/s/ LEWIS R. BELOTE, III

Name: Lewis R. Belote, III
Title: Chief Financial Officer
and Assistant Secretary

INDEX TO EXHIBITS

Exhibit
Number

(a)(1)	Offer to Exchange, dated July 26, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Letter to Eligible Option Holders.
(a)(4)	Form of Letter to Eligible Option Holders to be Included with Letter of Transmittal.
(a)(5)	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 3, 2002 (incorporated herein by reference).
(a)(6)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 (incorporated herein by reference).
(b)	Not applicable.
(d)	The Company’s 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.18 of the Form S-1 (File No. 333-79689) filed with the Securities and Exchange Commission on May 28, 1999).
(g)	Not applicable.
(h)	Not applicable.